UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 8, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL SIGNS LONG-TERM CONTRACT WITH CHINA’S JIANGSU SHA STEEL GROUP

Shanghai, China – August 08, 2019 – Mechel PAO (NYSE: MTL, MOEX: MTLR), one of the leading Russian mining and metals companies, reports signing a major contract for coking coal supplies with Jiangsu Sha Steel, China’s largest private steelmaking group.

Jiangsu Sha Steel is Mechel’s longstanding strategic partner in Asia Pacific. The contract notes strong business ties between the two sides, based on mutual profit and trust.

The new agreement will be valid starting September 2019 to August 2020. During this time, Mechel will supply Jiangsu Sha Steel with up to 720,000 tonnes of premium-grade coking coal produced by Yakutugol Holding Company AO. The coal will be shipped through Mechel Group’s Trade Port Posiet. The price will be determined on a monthly basis in accordance with international market trends.

The Chinese company also expressed willingness to make additional purchases of Mechel’s thermal coal if needed.

“We are glad to pursue our cooperation with Jiangsu Sha Steel and will continue to supply our Chinese partners with top-quality coal products. Such long-term contracts enable us to plan the load on our production facilities more efficiently and consolidate Mechel’s position as one of the world’s key coking coal exporters,” Mechel PAO’s deputy Chief Executive Officer Pavel Shtark commented.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 8, 2019

2